FORM 10-SB
          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ZETA CORPORTION
                                 ---------------
             (Exact name of registrant as specified in its charter)


FLORIDA                                                         58-2349413
-------                                                         ----------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)



216 - 1628 West 1st Avenue, Vancouver, BC,                      V6J 1G1        _
------------------------------------------                      -------        -
 (Address of principal executive offices)                      (Zip Code)


Registrant's telephone number, including area code: (604) 659-5018

Securities to be registered pursuant to Section 12(b) of the Act:


                    Title of each class to be so registered

                                  Common Stock
                                $0.001 par value

          Name of each exchange on which each class is to be registered

                                      NONE


       Securities to be registered pursuant to Section 12(g) of the Act:


                       100,000,000 Shares of Common Stock

                                TABLE OF CONTENTS


                                                                           Page
PART I                                                                     1

DESCRIPTION OF BUSINESS                                                    1

DESCRIPTION OF PROPERTY                                                    3

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                    3

REMUNERATION OF DIRECTORS AND OFFICERS                                     4

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS                                                    4

INTEREST OF MANAGEMENT AND OTHERS IN
CERTAIN TRANSACTIONS                                                       5

SECURITIES BEING OFFERED                                                   5

PART II                                                                    5

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                                5

LEGAL PROCEEDINGS                                                          6

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                              6

RECENT SALES OF UNREGISTERED SECURITIES                                    6

INDEMNIFICATION OF DIRECTORS AND OFFICERS                                  6

PART F/S                                                                   6

FINANCIAL STATEMENTS                                                       6-14

PART III                                                                   15
INDEX TO EXHIBITS                                                          15

SIGNATURES                                                                 16

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

     Zeta Corporation (The Company) is a developmental stage company. The Company was incorporated under the laws of the State of Florida on October 21, 1997, with an authorized capital of 100,000,000 shares of common stock, par value of $0.001 per share, and 1,000,000 preferred stock, par value of $0.10.

     On October 21, 1997, the Company issued 3,000,000 restricted shares of common stock for services rendered at $0.001 per share, or $3000. During 1997, the Company completed an Offering Memorandum for 300,000 shares of common stock for cash at $0.25 per share, or $75,000. On December 15, 1998, the Company issued 4,000,000 shares of common stock for services rendered at $0.10 per share, or $400,000. During March 1999, the Company completed an Offering Memorandum for 3,000,000 shares of common stock, along with 3,000,000 share purchase warrants, for cash at $0.10 per unit, or $300,000.

     The Company is currently developing a new online community for entrepreneurs and start-up companies seeking capital and accredited investors seeking to invest. The Company's site, which will be located at www.newcompanycapital.com will provide details for the entrepreneurs and investors. The Company plans to charge a listing fee to clients seeking to raise capital by posting their executive summaries in a password protected section of the website. Investors seeking greater detail before investing will be charged a viewing fee to access business plans. the information posted on the web site will not be prospectuses nor will it offer or sell securities.

     The Company's website will serve strictly as a conduit or meeting place. The Company will not collect commissions or any other fees, other than a listing fee from the client company or entrepreneur seeking capital and a viewing fee from the investor. The Company will not be involved in any other aspect of the client company's business, nor in the decision making process of the investor.

     The market for early stage financing is a highly fragmented and inefficient. Entrepreneurs and start up companies often find it difficult, time consuming and costly to access and make presentations to the venture capital community. The angel investor community, composed of some 350,000 high net worth investors who collectively invest upwards of $25 billion, interested in their particular industry group. Likewise, investors wishing to make early stage investments also find it difficult to gain access to a wide variety of companies or entrepreneurs seeking early stage capital. Additionally, large amounts of money flowing into the venture capital market has resulted in the average venture capital investment being made rising by $5.4 million in the third quarter of 1998 to over $9.1 million in the third quarter of 1999 according to PricewaterhouseCoopers. This has made it more difficult for companies seeking to raise smaller amounts of early stage capital, often between $100,000 to $4,000,000.

     The Company expects to compete against many better capitalized and well managed companies offering similar services. Current direct competitors include businesspartners.com, venturehighway.com, offroadcapital.com and garage.com. While competition is expected to intensify in the future, with many new contenders entering the marketplace, the high growth of the Internet itself and the continuous need for capital to finance new companies is expected to expand the size of the marketplace in order to allow for many competitors.

     In order to develop an online community of funders and those seeking funding, the Company plans to advertise its services through opt-in email lists, through print media catering to entrepreneurs, and to certain professional communities, such as lawyers, accountants and investment bankers.

     As of December 31, 1999, the Company had $181,884 in cash and no liabilities. The Company expects this cash reserve to fund its operations for a period of twelve months until december 31, 2000. During the next twelve months, the Company expects fee revenues to be insufficient to generate a positive cash flow. Consequently, the Company plans to raise an additional $1 million to fund future operations in early 2001.

           Management's Discussion and Analysis and Plan of Operations

     The Company has not had any revenues from operations in each of the last two fiscal years. Further, the Company expects minimal, if any, revenues during fiscal year 2000. The Company is developing an online community for entrepreneurs and start-up companies seeking capital and accredited investors seeking to invest. The Company's site, which will be located at www.newcompanycapital.com, is expected to be completed in May 2000. The Company plans to charge a listing fee to clients seeking to raise capital by posting their executive summaries in a password protected section of the website. Investors seeking greater detail before investing will be charged a viewing fee to access business plans.

     At present, the Company is expending $6,000 per month in the development of its site and content. The total cost for the development of the site will be approximately $30,000. Upon completion, the Company plans to spend approximately $1,500 in the maintenance of its website. The Company is currently in the process of seeking and hiring two full time website technicians and one full time individual responsible for the development of related content for the Company's website. These new employees are expected to add approximately $7,500 per month to the Company's monthly cost of operations. At this time the Company has one full time and one part time employee.

     As of December 31, 1999, the Company had $181,884 in cash and no liabilities. The Company's cash reserve is sufficient to cover the operating expenses of the Company for the next 12 months. The Company does not expect to purchase any additional computer hardware or make any significant equipment purchases in the next 12 months.

Results of Operations
---------------------

         The Company has not had any revenues from operations in each of the last two fiscal years.

     For the period from inception, October 21, 1997, to December 31, 1999, the Company's general and administrative operating expenses totaled $604,666 and interest income totaled $11,675, resulting in a total loss of $592,991, or $0.06 per share. During this same period, the Company raised a total of $75,000 through the sale of 300,000 common shares at $0.25 per share, 3,000,000 common shares at $0.10, and has financed its operations from cash on hand. As of December 31, 1998, the Company had a cash balance was $3,054 and no liabilities.

     For the twelve month period ending December 31, 1999, the Company's general and administrative operating expenses totaled $130,756, a decrease of $343,149, or 72.4%, from the fiscal 1998 total of $473,905.

     The Company experienced a loss of $121,045 or $0.01 per share for the twelve month period ended December 31, 1999, versus a $0.13 per share loss or $471,988 for the same twelve month period in 1998. The decrease in expenses and loss per share is primarily due to reduced expenses.

     During fiscal 1999, interest income totaled $9,711, or an increase of 406.6% from the $1,917 interest earned in fiscal 1998. This increase in interest income is a result of greater cash balances earning interest throughout 1999, versus 1998.

     As of December 31, 1999, the Company had a no liabilities, equal to the nil liabilities the prior year. As of December 31, 1999 the Company had a cash balance of $181,884, an increase of $178,830 or 5855.6% from the Company's cash balance as at December 31, 1998. As of December 31, 1999 the Company had a prepaid expense of $125, versus nil the prior year at December 31, 1998. The cash balance came from the sale of equity and not from operations.

ITEM 7.  DESCRIPTION OF PROPERTY

     The Company maintains its office at Suite 216, 1628 West 1st Avenue, Vancouver, BC, V6J 1G1. These premises are owned by Tajinder Chohan and Kundan
S. Rayat, the wife and father, respectively, of the Company's President and CEO. On June 1, 2001, the Company plans to enter into a lease for 12 months at approximately $1000 per month, without an option to renew. At present the Company pays no rent.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT, (Age 38) President & CEO, Director. Mr. Rayat has been in the venture capital industry since 1981. Since January 1993 Mr. Rayat has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. Mr. Rayat has served as a Director and the Company's President since December 15, 1998. Mr. Rayat also serves as a Director and Chairman of the Board for WhatsOnline.com, Inc., EquityAlert.com, Inc. and MedCare Technologies, Inc., all publicly traded reporting issuers.

HARVINDER DHALIWAL, (Age 40) Director, Secretary Treasurer. Mr Dhaliwal is the President and CEO of Sight & Sound Ltd., a retail audio video concern since 1985. He has been a Director of the Company and its Secretary and Treasurer since April 6, 1999.

DAVID GAMACHE, (Age 50) Director. From 1974 to 1990, Mr. Gamache was President and CEO of Dave's Glass Art Inc., a retail and manufacturer of stained glass windows. Between 1990 and 1994, Mr. Gamache went on an extended sabbatical and traveled extensively. Between 1994 and 1996, Mr. Gamache was employed by California Inboard Inc. as a salesman. Between 1996 and 1998, Mr. Gamache worked in the Customer Service department of Home Depot. Since 1998 to present, Mr. Gamache has worked at California Inboard Inc. in sales and as the manager of the company's pro shop. Mr. Gamache has served as a Director of Zeta Corporation since its inception and its President from October 23, 1997 to December 15, 1998.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

     The following table shows the cash compensation paid by the Company, as well as other compensation paid or accrued for such year, to the Company's Chief Executive Office and the Company's other most highly compensated executive officers. No executive office of the Company had a total annual salary and bonus for 1998 that exceeded $100,000 for any year.


                           SUMMARY COMPENSATION TABLE

         Annual Compensation                                                     Long Term Compensation

                                                     Other         Restricted
All Other                                            Annual        Stock        Options/   LTIP       Other
Name &Title             Year     Salary   Bonus      Comp          Award(s)     SARs(#)    payouts    Comp
-----------             ----     ------   -----      ----          --------     -------    -------    ----
Harmel S. Rayat         1999     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
President & CEO,        1998     $ - 0 -    - 0 -     - 0 -         $400,000*     - 0 -     - 0 -      - 0 -
Director                1997     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -

Dave Gamache            1999     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
Director                1998     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
                        1997     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -

Harvinder               1999     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
Dhaliwal                1998     $ - 0 -    - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
Director, Secretary     1997     $ - 0      - 0 -     - 0 -          - 0 -        - 0 -     - 0 -      - 0 -
Treasurer


     * the $400,000 represents 4,000,000 shares valued at $0.10 per share.

In fiscal 1999, 1998 and 1997, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was $400,000. The Company has no stock option plans in existence.


ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY
HOLDERS


     The following table sets forth, as of December 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


---------------------------------------------------------------------------------------------------------
                           Name and address of                Amount and Nature                  Percent
Title of Class             Of beneficial owner                of beneficial ownership            of class
---------------------------------------------------------------------------------------------------------
Common                     Harmel S. Rayat                    7,475,000 (1)                      72.6%
                           216 - 1628 West 1st Ave
                           Vancouver, B.C., V6J 1G1

Common                     Officers/Directors as a group      7,475,000                          72.6%


(1) Includes 7,000,000 common shares held directly and 475,000 held by Tajinder Chohan, Mr. Harmel S. Rayat's wife.


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Company maintains its office at Suite 216, 1628 West 1st Avenue, Vancouver, BC, V6J 1G1. These premises are owned by Tajinder Chohan and Kundan
S. Rayat, the wife and father, respectively, of the Company's President and CEO. On June 1, 2001, the Company plans to enter into a lease for 12 months at approximately $1000 per month, without an option to renew. At present the Company pays no rent.


ITEM 12.  SECURITIES BEING OFFERED

Common Stock
------------

     The Company has 100,000,000 common shares authorized with $0.001 par value. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

     The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and nonassessable.

Stock Options
-------------

     The Company has no stock option plans outstanding nor stock options issued.


                                    PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER STOCKHOLDER MATTERS

     The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol and the following have been the High and Low prices for the times indicated:

                                                     High                       Low
October - December 1999                              $ 0.65                     $ 0.28
July - September  1999                               $ 0.57                     $ 0.53
April - June 1999                                    $ 0.75                     $ 0.53
January - March 1999                                 $ 0.50                     $ 0.13
October - December 1998                              $ 0.33                     $ 0.19



There are 3,000,000 warrants outstanding entitling holders to purchase 3,000,000 common shares at $0.10 up until March 22, 2003.

     As of March 1, 2000, there were 45 registered shareholders of the Company and 223,000 common shares were held by Cede and Co. as nominee on behalf of other holders. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period November 1998 to March 1, 2000 include Wm. V. Frankel & Co., Incorporated, Hill Thompson Magid & Co. Inc., Herzog, Heine, Geduld, Inc., Knight Securities, Inc., Paragon Capital Corporation, Sharpe Capital Inc., Public Securities, and Wein Securities Corp.

ITEM 2.  LEGAL PROCEEDINGS

     There  are  no  legal  proceedings   pending  or  threatened   against  the
Corporation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's accountants since inception have been Clancy and Co., PLLC. There are no disagreements with Clancy and Co., PLLC.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During March 1999, the Company completed an Offering Memorandum for 3,000,000 shares of common stock, along 3,000,000 share purchase warrants, for cash at $0.10 per unit, or $300,000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Directors and Officers, their heirs, executors, and administrators, of the Company are indemnified as provided under the Florida Statutes and pursuant to the Bylaws of the Company. This indemnification, as describe in Article VII,
Section  1 of  the  Bylaws,  includes  "as  authorized  by  current  and  future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees."


                                    PART F/S
                              FINANCIAL STATEMENTS




                                ZETA CORPORATION
                           Vancouver, British Columbia

                                  AUDIT REPORT

                           DECEMBER 31, 1999 AND 1998

                           INDEPENDENT AUDITOR' REPORT

Board of Directors
Zeta Corporation
Vancouver, British Columbia

We have audited the accompanying balance sheet of Zeta Corporation (A Development Stage Company), (the Company), as of December 31, 1999 and 1998, and the related statements of op erations, stockholders' equity and cash flows for the years then ended, and for the period from Inception (October 21, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these finan cial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those stan dards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial posi tion of the Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for the periods indicated, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a devel opment stage Company since its inception on October 21, 1997. The Company is devoting sub stantially all of its present efforts in establishing a new business and planned principal operations have not commenced. The Companys ability to meet its future financing requirements and the success of future operations cannot be determined at this time. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Clancy  and Co., P.L.L.C.
Phoenix, Arizona
February 15, 2000

                                    CONTENTS

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . .1

Balance Sheet as of December 31, 1999 and 1998 . . . . . . . . . .  . . . . . 2

Statement of Operations For The Years Ended December 31, 1999 and 1998,
And For The Period From Inception  (October 21, 1997) To December 31, 1999 .. 3

Statement of Stockholders'  Equity From Inception (October 21, 1997) To December
31, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . 4

Statement of Cash Flows For The Years Ended December 31, 1999 and 1998,
And For The Period From Inception  (October 21, 1997) To December 31, 1999 .5-6

Notes to the Financial  Statements . . . . . . . . . . . . . . . . . . . . 7-10


All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                                ZETA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



ASSETS                                                                1999            1998


Current Assets

   Cash                                                                $ 181,884       $   3,054
   Prepaid Expenses                                                          125               0
Total Current Assets                                                     182,009           3,054


Other Assets

   Organization                                                            3,000           3,000


Total Assets                                                           $ 185,009       $   6,054



LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities                                                            $    None       $    None


Stockholders' Equity

     Preferred Stock: $0.10 Par Value, 1,000,000 Authorized; Issued
     and Outstanding Shares, None                                           None            None
   Common Stock: $0.001 Par Value, 100,000,000 Authorized;
     Issued and Outstanding, 10,300,000 and 7,300,000 Shares at
    December 31, 1999 and 1998                                            10,300           7,300


   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

   Additional Paid In Capital                                   767,700            470,700
   Loss Accumulated During The Development Stage               (592,991)          (471,946)
Total Stockholders' Equity                                      185,009              6,054

Total Liabilities and Stockholders' Equity                    $ 185,009           $  6,054


   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND
                FOR THE PERIOD FROM INCEPTION (OCTOBER 21, 1997)
                              TO DECEMBER 31, 1999


                                                                                                        From Incep
                                                                                                        tion (October
                                                                     Year Ended        Year Ended       21, 1997) to
                                                                     December 31,      December 31,     December 31,
                                                                     1997              1998             1999
                                                                     ----              ----             ----
Revenues                                                              $        0        $        0       $        0


Expenses

   General and Administrative                                            130,756           473,905           604,666


Operating Loss                                                          (130,756)         (473,905)         (604,666)


Other Income

   Interest Income                                                         9,711             1,917            11,675


Loss Available to Common Stockholders                                 $ (121,045)       $ (471,988)      $  (592,991)


Basic Loss Per Share Common Share                                     $    (0.01)       $    (0.13)      $     (0.06)


Basic Weighted Average Common Shares Outstand                          9,800,000         3,633,333         9,800,000
ing




   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM INCEPTION (OCTOBER 21, 1997)
                            THROUGH DECEMBER 31, 1999


                                                                                                                Loss
                                                                                                                Accumulated
                                                                                                   Additional   During the
                                                  Preferred    Stock       Common      Stock       Paid In      Development
                                                  Shares       Amount      Shares      Amount      Capital      Stage       Total
                                                  ------       ------      ------      ------      -------      -----       -----
Issuance of Common Stock For
  Services Rendered as of October 21, 1997         0           $   0        3,000,000  $    3,000  $       0    $     0     $  3,000
Issuance of Common Stock For Cash at
  $0.25 Per Share                                                                         300,000        300     74,700       75,000

Income From Inception (October 21, 1997)
  To December 31, 1997                                                                                               42           42
Balance, December 31, 1997                         0               0        3,300,000       3,300     74,700         42       78,042
Issuance of Common Stock For Services
  Rendered at $0.10 Per Share                                               4,000,000       4,000    396,000                 400,000

Loss, Year Ended December 31, 1998                                                                             (471,988)   (471,988)
Balance, December 31, 1998                         0               0        7,300,000       7,300    470,700   (471,946)       6,054
Issuance of Common Stock For Cash at
  $0.10 Per Share                                                           3,000,000       3,000    297,000                 300,000

Loss, Year Ended December 31, 1999                                                                             (121,045)   (121,045)
Balance, December 31, 1999                         0          $    0       10,300,000  $   10,300  $ 767,700   (592,991)    $185,009



   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
          PERIOD FROM INCEPTION (OCTOBER 21, 1997) TO DECEMBER 31, 1999


                                                                                                               From Incep
                                                                                                               tion (October
                                                                          Year Ended         Year Ended        21, 1997) to
                                                                          December 31,       December 31,      December 31,
                                                                          1999               1998              1999
                                                                          ----               ----              ----
Cash Flows From Operating Activities

   Net Loss                                                               $  (121,045)       $  (471,988)      $  (592,991)
   Adjustments to Reconcile Net Loss to Net Cash Used In
     Operating Activities

   Common Stock Issued for Services                                                 0            400,000           403,000
   Changes in Assets and Liabilities

      (Increase) Decrease in Prepaid Expenses                                    (125)                 0              (125)
      (Increase) Decrease in Organization Costs                                     0                  0            (3,000)
   Total Adjustments                                                             (125)           400,000           399,875
Net Cash Used In Operating Activities                                        (121,170)           (71,988)         (193,116)


Cash Flows From Investing Activities                                                0                  0                 0
Net Cash Flows From Investing Activities                                            0                  0                 0


Cash Flows From Financing Activities

  Proceeds From Sale of Common Stock                                          300,000                  0           375,000
Net Cash  Flows From Financing Activities                                     300,000                  0           375,000


Increase (Decrease) in Cash and Cash Equivalents                              178,830            (71,988)          181,884


Cash and Cash Equivalents, Beginning of Year                                    3,054             75,042                 0


   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
          PERIOD FROM INCEPTION (OCTOBER 21, 1997) TO DECEMBER 31, 1999

Cash and Cash Equivalents, End of Year                               $  181,884       $    3,054       $  181,884



                                                                                                       From Incep
                                                                                                       tion (October
                                                                     Year Ended        Year Ended      21,1997) to
                                                                     December 31,      December 31,    December 31,
                                                                     1997              1998            1999
Supplemental Information

Cash Paid For:
   Interest                                                          $        0        $        0      $        0
   Income taxes                                                      $        0        $        0      $        0

Noncash Financing Activities:

   Issuance of Common Stock For Services Rendered                    $        0        $    3,000      $  403,000


   The accompanying notes are an integral part of these financial statements.

                                ZETA CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE 1 - ORGANIZATION

Zeta Corporation (the Company) was incorporated under the laws of the State of Florida on October 21, 1997, with an authorized capital of 100,000,000 shares of common stock, par value of $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. The Companys objective is to serve as an online business to business forum where entrepreneurs and start-up companies seeking capital, and high net worth investors seeing to make investments, can meet and transact business.

On October 21, 1997, the Company issued 3,000,000 shares of common stock for services rendered at $0.001 per share, or $3,000.

During 1997, the Company completed an Offering Memorandum for 300,000 shares of common stock for cash at $0.25 per share, or $75,000.

On December 15, 1998, the Company issued 4,000,000 shares of common stock for ser vices rendered at $0.10 per share, or $400,000.

During March 1999, the Company completed an Offering Memorandum for 3,000,000 shares of common stock for cash at $0.10 per share, or $300,000.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The continuation of the Company as a going concern is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Companys belief that it will continue to incur losses for at least the next 12 months, and as a result will re quire additional funds to be obtained from private or public equity investments, and pos sible future collaborative agreements to meet such needs, in order that the Company will be a viable entity. Management believes that actions presently taken to revise the Com panys operating and financial requirements provide the opportunity for the Company to continue as a going concern.

                                ZETA CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE  2 - SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C. Concentration of Credit Risk

The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

D. Revenue Recognition

Revenues are recognized at time of performance of services.

E. Organization Costs

Organization Costs are being amortized ratably over a period of sixty months, beginning with the first month in which the Company is actively in business.

F. Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference

                                ZETA CORPORATION
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 3.

G. Earnings or Loss Per Share

Basic earnings or loss per share has been computed based on the weighted average number of common shares and common share equivalents outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

H. Capital Structure

The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the Companys financial statements.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Business Segment Information

The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," on January 1, 1998. The implementation of SFAS No. 131 had no effect on the Company's financial statements.

J. Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to continue its current method of accounting as described above, and has adopted the disclosure-only requirements of SFAS No. 123, effective January 1, 1998.

K. Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

L. Start-up Costs

Costs of start-up activities are charged to operations as incurred, totaling $121,039 and $471,478, for the years ended December 31, 1999 and 1998, respectively. For income tax purposes, the Company has elected to treat these costs as deferred expenses and amortize them over a period of sixty months, beginning in the first month the Company is actively in business. See Note 3.

M. Pending Accounting Pronouncements

It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INCOME TAXES

There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Companys loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Companys ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following:


Deferred Taxes                                  1999                       1998
NOL Carryforwards                               $     171                  $     171
Start-up Costs                                    201,456                    160,302
Organization Costs                                  1,020                      1,020
Total                                           $ 202,647                  $ 161,493
Valuation Allowance                              (202,647)                  (161,493)
Net Deferred Tax Assets                         $       0                  $       0


The Company has available net operating loss carryforwards of approximately $500 for tax purposes to offset future taxable income, and expire principally in the year 2017. Additionally, the estimated effect of the charge-off of start-up expenses in 2000 is a reduction in estimated income taxes of approximately $40,000, assuming normal operations have commenced.

NOTE 4 - WARRANTS

On  March  22,  1999,  the  Company  executed  a 504D  Registration  authorizing
3,000,000 shares of common stock at $0.10 per share with a warrant exercisable into common shares at $0.10 per share expiring on March 22, 2003, to provide additional working capital. As of the date of these financial statements, all of the warrants remain outstanding.

                                    PART III
                                INDEX TO EXHIBITS


         Exhibit 3
                  (i)      Articles of Incorporation and Amendments
                  (ii)     Bylaws

         Exhibit 23        Consent of Independent Auditor
         Exhibit 27        Financial Data Schedule
         Exhibit 99
                  .1       Private Placement Memorandum dated March 22, 1999

                                   SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on March 1, 2000.


                                                                ZETA CORPORATION


                                                             /s/ Harmel S. Rayat
                                                             -------------------
                                             Harmel S. Rayat, President/Director



This offering statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Harmel S. Rayat                                 3/3/00
-------------------                                 ------
Harmel S. Rayat, Director                           Date



/s/ Dave Gamache                                    3/3/00
----------------                                    ------
Dave Gamache, Director                              Date



/s/ Harvinder Dhaliwal                              3/3/00
----------------------                              ------
Harvinder Dhaliwal, Director                        Date